NYSE
AN ICE EXCHANGE

February 18, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest of, no par value per share, of the following series of Thrivent ETF Trust, under the Exchange Act of 1934:

- Thrivent Core Plus Bond ETF
- Thrivent Ultra Short Bond ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com